CM

SEC 11018468 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH., DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bristol Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Executive Drive Suite 209
(No. and Street)

Plainview, New York 11803
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hartzman (516) 349-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAS, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Suite 550, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SP 3/18

OATH OR AFFIRMATION

I, Michael Hartzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Financial Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

TERRI L. LEE
Notary Public, State of New York
No. 01LE6165662
Qualified in Nassau County
Commission Expires May 14, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRISTOL FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2010

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bristol Financial Services, Inc.

We have audited the accompanying statement of financial condition of Bristol Financial Services, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bristol Financial Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous year.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Garden City, New York
February 23, 2011

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$	21,003
Receivable from broker-dealers and clearing organizations		138,999
Equipment at cost, less accumulated depreciation of $ 29,465		19,934
Other assets		30,664
	$	210,600

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	42,497
Income taxes payable		1,000
TOTAL LIABILITIES		43,497
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		25,000
Additional paid-in capital		67,201
Retained earnings (deficit)		74,902
TOTAL STOCKHOLDERS' EQUITY		167,103
	$	210,600

The accompanying notes are an integral part of the financial statements.

BRISTOL FINANCIAL SERVICES, INC.
INCOME STATEMENT
For the year ended December 31, 2010

REVENUES	
Commissions and fees	$ 1,307,646
	1,307,646
EXPENSES	
Employee compensation and benefits	697,365
Commissions, exchange and clearance fees	1,495
Communications and data processing	69,436
Interest and dividends	374
Occupancy	44,703
Other operating expenses	514,959
	1,328,332
INCOME (LOSS) BEFORE TAXES	(20,686)
PROVISION FOR INCOME TAXES	1,000
NET INCOME (LOSS)	$ (21,686)

The accompanying notes are an integral part of the financial statements.

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2010

	Common Shares		Stock Amount		Additional Paid-In Capital		Retained Earnings (Deficit)
Balance at 1/01/2010	100	$	25,000	$	67,201	$	96,588
Net Income (Loss)							(21,686)
Balance at 12/31/2010	100	$	25,000	$	67,201	$	74,902

The accompanying notes are an integral part of the financial statements.

BRISTOL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(21,686)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,102
Increase in receivable from broker-dealers		(31,819)
Increase in accounts payable and other liabilities		26,417
Increase in prepaids and other assets		(4,639)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(22,625)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
INCREASE (DECREASE) IN CASH		(22,625)
CASH AT BEGINNING OF YEAR		43,628
CASH AT END OF YEAR	$	21,003

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$	1,000
Interest	$	375

The accompanying notes are an integral part of the financial statements.

BRISTOL FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The National Association of Securities Dealers (NASD). The company is a New York Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

SECURITY TRANSACTIONS

Principal transactions are recorded on a trade date basis.

COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

DEPRECIATION

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

STATEMENT OF CASH FLOWS

For the purpose of The Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company rule is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At December 31, 2010, the Company has net capital of $ 9,325 which was $ 4,325 in excess of its required net capital of $ 5,000. The Company's net capital ratio was 4.66 to 1.

4. INCOME TAXES

The income tax provision consists of the following:

	Total	Currently Payable
State and local	$ 1,000	$ 1,000
	$ 1,000	$ 1,000

The Company elected to be taxed as an S Corporation effective from July 13, 2005. Thus no provision for federal taxes is provided.

5. RECEIVABLE FROM BROKER-DEALERS

	Receivable
Fees and Commissions Receivable	$ 31,819
	$ 31,819

6. COMMITMENTS AND CONTINGENCIES

The company has obligations under operating leases with initial terms in excess of one year. Minimum aggregate annual rentals for office space at December 31, 2010, are approximately as listed below:

Fiscal year end	Amount
December 31, 2011	$ 63,565
December 31, 2012	65,799
December 31, 2013	68,112
Aggregate amount thereafter	364,051

Rent expense for the year ended December 31, 2010 aggregated $ 44,703.

The Company - together with various other broker-dealers, corporations, and individuals - has been named as a defendant in a lawsuit that claims substantial damages. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of this lawsuit will not result in any material adverse effect on the Company's financial position.

7. RELATED PARTY TRANSACTIONS

The company at times is advanced money by its shareholders or other shareholder owned entities on a short-term basis. At December 31, 2010, there was no money due to shareholders or shareholder owned entities. The company had a cost sharing agreement with another shareholder owned entity to allocate rent, personnel costs, technology and other services.

SCHEDULE I
BRISTOL FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2010

NET CAPITAL

Total stockholders' equity	$ 167,103
Deductions:	
A. Non-allowable assets	157,778
NET CAPITAL	$ 9,325

AGGREGATE INDEBTEDNESS

Accounts payable, accrued expenses, and other liabilities	$ 42,797
Income taxes payable	1,000
TOTAL AGGREGATE INDEBTEDNESS	$ 43,797

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 4,325
Excess net capital at the greater of 10% of aggregated indebtedness or 120% of minimum net capital	$ 3,325
Ratio: Aggregate indebtedness to net capital	4.66 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II)
of Form X-17A-5 as of December 31, 2010

Net capital, as reported in Company's Part II (unaudited)	
Focus report	$ 12,522
Net audit adjustments	(3,197)
Net capital per above	$ 9,325

SCHEDULE II

BRISTOL FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2010

The company effected no transactions with customers, as defined in Rule 15c3-3 under the provisions of Section (k)(2)(ii), and, therefore, has no amounts reportable under the rule.

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors of
Bristol Financial Services, Inc.

In planning and performing our audit of the financial statements of Bristol Financial Services, Inc. (the Company) as of and, for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting(internal control) as a basis for designing our procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that would be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
February 23, 2011

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Accountants
Fax (516) 227-2548
Accountants

Members:
American Institute of Certified Public
N.Y. State Society of Certified Public

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Bristol Financial Services, Inc.
255 Executive Drive, Suite 209
Plainview, NY 11803

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Bristol Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bristol Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bristol Financial Services, Inc.'s management is responsible for the Bristol Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from company's cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers general ledger accounts supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kalmus, Siegel, Harris & Goldfarb

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
February 23, 2011